Consent of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life Insurance Company:

We consent to the use of our report dated March 1, 2006, with respect to the consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus (File No. 333-49112). Our report for Nationwide Life Insurance Company and subsidiaries refers to the adoption of American Institute of Certified Public Accountants’ Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and Separate Accounts, in 2004.

/s/KPMG LLP

Columbus, Ohio
April 26, 2006